May 12, 2023

Correspondence Filing Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Attn: William Demarest

Kristi Marrone

Re: Apartment Income REIT Corp.

Apartment Income REIT, L.P.

Form 10-K for the year ended December 31, 2022

File Nos. 000-24497 and 001-39686

____________________________________________

Dear Mr. Demarest and Ms. Marrone:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Paul Beldin of Apartment Income REIT Corp. and Apartment Income REIT, L.P. (together, the “Companies”) in a letter dated April 28, 2023. The Companies’ response to the Staff’s comment is set forth below.

* * * * *

Form 10-K for the year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Portfolio Management, page 24

•
Please provide additional context to explain the components of the table on page 25. For example, expand your disclosure to explain

o
What is meant by CSAT score?

Response: “CSAT score” represents the overall customer satisfaction score of our residents, graded on a scale from zero to five. Customers receive surveys asking them to grade company execution of six different activities; including prospecting, move-in, service requests, pre-renewal contacts, renewal, and move-out. The Companies respectfully advise the Staff that they will revise the disclosure in future filings to include this definition. See appendix A.

o
How net G&A and GAV are calculated

Response: The description of the calculation of both net G&A and GAV are presented below.

Net General and Administrative Expenses (“Net G&A”)

Net G&A, as defined by the Company, includes:

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All costs that are reported as G&A expenses in our consolidated statements of operations, in accordance with GAAP;
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Plus the depreciation expense associated with the capitalized costs of non-real estate capital assets, used in G&A activities;
•
Less asset management fees earned from joint ventures, insofar as asset management fees are paid by joint venture partners in reimbursement of G&A services provided by AIR.

This definition will be included in future filings, beginning with the quarterly report on Form 10-Q for the period ended June 30, 2023, to the extent relevant.

Gross Asset Value (“GAV”)

GAV is used by the Companies as an estimation of the fair market value of the Companies’ assets, which consists almost entirely of its real estate portfolios as of a specified date. GAV is calculated using observable market information, and unobservable inputs, assumptions, and discounted cash flow methodologies management believes to be appropriate based on the unique characteristics of the communities.

The Companies’ real estate portfolios are primarily valued using a capitalization rate (“cap rate”) method calculated as the Companies’ properties’ estimated forward 12-month property Net Operating Income (“NOI”), less a 3% management fee divided by the cap rate.

Market cap rates are estimated and calculated on a property-by-property basis, based on industry information by zip code published by Green Street Advisors (“GSA”), a nationally recognized provider of real estate data, adjusted to incorporate the Companies’ judgment and detailed knowledge of each community’s condition and location. Such information published by GSA includes ranges of current cap rates based on the following community characteristics: market in which the community is located; infill or suburban location within the market; property quality grade; and whether the community is stabilized or value-add.

Alternatively, if the Companies are actively marketing a community for sale or have recently acquired a community, the cap rate used may differ from GSA’s cap rate survey based upon the actual bids the Companies receive, or the cap rates used in the underwriting of the acquisition.

The Companies’ portfolio is also valued using forecasted future cash flows for each property using operational budgets, future inflation estimates, and GSA market growth information. An internal rate of return calculation is then applied to the capitalized future value plus the forecasted cash flows to validate that the estimated return is within an expected range. Further, the Companies may use 3rd party appraisal data, if available, as another indicator of gross asset value. The Companies then consider the outcomes of the different valuation techniques to determine GAV.

Additionally, the Companies use the sales price from recent dispositions to validate the valuation inputs, assumptions, and methodology and to confirm that our internal calculation of GAV is representative of market value.

See appendix A for revised disclosure should this metric be included in future filings to the extent relevant.

o
The measure of Adjusted EBITDAre used to calculate the Net Leverage / Adjusted EBITDAre ratio (i.e. it appears that you used Annualized Adjusted EBITDAre, not Adjusted EBITDAre)

Response: The Companies’ definition of Adjusted EBITDAre, as used to compute their leverage ratios, is based on the most recent quarterly results, annualized. The Companies have revised their reconciliation of Adjusted EBITDAre to clarify this distinction within the quarterly report on Form 10-Q for the quarter ended March 31, 2023, as follows, with additions underlined and deletions stricken:

Three Months Ended
March 31, 2023
Net loss	$ (9,948)
Adjustments:
Interest expense	36,187
Loss on extinguishment of debt	2,008
Income tax expense	139
Depreciation and amortization	95,666
Net income attributable to noncontrolling interests in consolidated real estate partnerships	(685)
EBITDAre adjustments attributable to noncontrolling interests and unconsolidated real estate partnerships	(7,083)
EBITDAre	$ 116,284
Pro forma FFO and other adjustments, net (1)	7,019
Quarterly Adjusted EBITDAre	$ 123,303
~~Annualized~~ Adjusted EBITDAre	$ 493,212

Additionally, please see appendix A for revised disclosure should this metric be included in future filings to the extent relevant.

o
How you determined the value of Unencumbered Properties (i.e. the amount exceeds the carrying value of net real estate on the balance sheet)

Response: The value of unencumbered properties is calculated using the estimated fair market value of properties unencumbered by debt. The estimated fair market value is calculated in the same manner as GAV, as defined in the bullet titled “How net G&A and GAV are calculated” above.

o
Whether the columns represent quarterly or annual data

Response: “Net G&A as % of GAV” includes annual data, while all other periodic metrics represent quarterly data for the fourth quarter of the year presented, and all point-in-time metrics present data as of the balance sheet date for the fiscal period disclosed. If included in future annual reports on Form 10-K, the Companies will revise the disclosure accordingly. See appendix A for revised disclosure should this metric be included in future filings, beginning with the quarterly report on Form 10-Q for the period ended June 30, 2023, to the extent relevant.

o
Why you have chosen to compare 2019 Aimco data to 2022 AIR data

Response: The Companies believe comparing current period operational and financial data to 2019, the most recent annual fiscal period prior to the December 15, 2020, separation from Aimco (whereby AIR is treated as the accounting spinnor, and Aimco is treated as the predecessor for AIR’s financial statements and is presented within discontinued operations in AIR’s financial statements for periods prior to the separation) provides the investor with relevant information to evaluate: (i) the completion of the strategic objectives AIR set to achieve through the separation, (ii) the full implementation of AIR’s business model subsequent to the separation, and (iii) the transformation of AIR’s business undistorted by the disruption of the pandemic.

The Companies believe this comparison period provides the investor with comparative data useful in analyzing AIR’s performance against our strategic objectives, which include:

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Pursuing a simple, efficient, and predictable business model;
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Maintaining a high quality and diversified portfolio of stabilized multi-family properties;
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Continuously improving our property operations platform to generate organic growth;
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Maintaining an efficient cost structure;
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Maintaining a flexible, low levered balance sheet; and
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Enhancing portfolio quality through a disciplined approach to capital allocation, and targeting highly accretive opportunities on a leverage neutral basis.

o
An explanation of the usefulness of these measures to investors, and

Response: The Companies respectfully advise the Staff regarding the usefulness of the aforementioned metrics:

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CSAT represents a grade, from zero to five, of our resident’s overall satisfaction with AIR, their apartment home, and their apartment community. We believe this is a useful metric for the Companies and prospective customers, as well as investors and shareholders. Resident satisfaction is useful to the Companies to guide training. It is useful to prospective residents interested by the experiences of existing customers. Resident satisfaction is useful to investors and shareholders because it is correlated to retention of customers and their willingness to pay higher rents, in turn increasing average daily occupancy, lease growth rates, and revenue growth, and also lowering operating expenses.
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Net G&A represents the efficiency of AIR’s general and administrative costs to manage our business. We believe it is useful for investors to understand G&A on a net basis, as it provides a view into the efficiency of our corporate cost structure that serves both owned properties and also other properties or the share of other properties that are owned by others.
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GAV represents the estimated fair market value of AIR’s portfolio and is used by management in executing our investment strategy, which we believe is useful information for investors.

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We believe Net Leverage to Adjusted EBITDAre is commonly used by investors and analysts to assess the relative financial risk associated with balance sheets of companies within the same industry and is believed to be similar to measures used by rating agencies to assess entity credit quality, as noted under the subheading “Leverage Ratios” within Item 7 of our annual report on Form 10-K for the period ended December 31, 2022.
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The estimated fair value of unencumbered properties provides the investor with information on the flexibility of the Companies’ balance sheet. We believe this is a useful metric for investors, as it allows the reader to evaluate the Companies’ ability to source additional debt capital in the future.

See appendix A for revised disclosure should this metric be included in future filings to the extent relevant.

o
Any other information that you deem necessary to an investor’s understanding of the information provided.

Response: The Companies will revise disclosure of this table based on the responses above, if included in future annual reports on Form 10-K or quarterly reports on Form 10-Q.

We thank you for your prompt attention to this letter in response to your Comment Letter and look forward to hearing from you at your earliest convenience. If you have further questions regarding the information provided, please contact Paul Beldin, Executive Vice President and Chief Financial Officer, at (303) 691-4554 or Paul.Beldin@aircommunities.com.

Sincerely,

/s/ Paul Beldin

Paul Beldin

Executive Vice President and Chief Financial Officer

Cc: Lisa R. Cohn

President and General Counsel

Appendix A

The Companies will revise disclosure of this table based on the responses above as follows, if included in future annual reports on Form 10-K.

	AIR	Aimco
	XX 2023	Q4 2019	Change
Residents
Average Household Income	$X	$165,000	X%
Median Household Income	$X	$116,000	X%
CSAT Score(1)	X	4.30	X
Portfolio
Properties	X	124	X%
Apartment Homes	X	32,598	X%
Average Revenue per Apartment Home	$X	$2,272	X%
Redevelopment and Development ($M)	$X	$230	$X
Mezzanine Investments ($M)	$X	$280	$X
Low G&A
Net G&A as % of GAV(2)	X bps	36 bps (per GSA)	X bps
Balance Sheet
Net Leverage / Adjusted EBITDAre (3)	Xx	7.6x	Xx
Subsequent 24 Month Refunding (% Total Debt)	X%	15%	X%
Subsequent 24 Month Repricing (% Total Debt)	X%	15%	X%
Unencumbered Properties ($B) (4)	$X	$2.4	$X
(1)
Customer satisfaction (“CSAT”), as graded on a scale from zero to five, of our resident’s overall satisfaction with AIR, their apartment home, and their apartment community. We believe this is a useful metric for investors as our financial performance is affected by the satisfaction of our residents. Resident satisfaction is correlated to retention of customers and their willingness to pay higher rents, in turn increasing average daily occupancy, lease growth rates, and revenue growth, and also lowering operating expense.
(2)
Net G&A represents the economic view of AIR’s general and administrative costs to manage our business. We believe it is useful for investors to understand G&A on a net basis, as it provides a view into the efficiency of our corporate cost structure. GAV represents the estimated fair market value of AIR’s portfolio, which we believe is useful information for investors. Net G&A, as defined by the Company, includes:
•
All costs that are reported as G&A expenses in our consolidated statements of operations, in accordance with GAAP;
•
Plus the depreciation expense associated with the capitalized costs of non-real estate capital assets, related to G&A activities;
•
Less asset management fees earned from joint ventures, as asset management fees are paid by joint venture partners in reimbursement of G&A services provided by AIR.

Gross Asset Value (“GAV”) is calculated using observable market information, and unobservable inputs, assumptions, and discounted cash flow methodologies management believes to be appropriate based on the unique characteristics of the communities. The Companies’ portfolio is valued by triangulating three valuation techniques including:

1.
Capitalization rate: based on the Companies’ proportionate share of estimated forward twelve-month property NOI less a 3% management fee, and market capitalization rates.
2.
Forecasted future cash flows for each property using operational budgets, future inflation estimates, and market growth information.
3.
Third party appraisal data, if available, as another indicator of GAV.
(3)
Please refer to the section titled Non-GAAP Measures within Item 7 for a reconciliation of the metrics Net Leverage and Adjusted EBITDAre.
(4)
The estimated fair value of unencumbered properties provides the investor with information on the flexibility of the Companies’ balance sheet. We believe this is a useful metric for investors, as it allows the reader to evaluate the Companies’ ability to source additional debt capital in the future.